CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2004	Commission File Number: 001-31316

THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, Scotia Plaza, Toronto, Ontario, M5H 1H1
[Public, Corporate & Government Affairs, Tel.: (416) 866-3925]
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: November 30, 2004	By:	/s/ Ian McIntosh

		Name:	Ian McIntosh
		Title:	Senior Vice-President, Public, Corporate & Government Affairs

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page

99.1	Media Release - November 30, 2004 - Scotiabank reports record full-year results and solid fourth quarter
99.2	Media Release - November 30, 2004 - Scotiabank increases dividend on common shares